UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Battery Future Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G0888J108

(CUSIP Number)

Ling Shi

Camel Bay, LLC

8 The Green, Suite 15614

Dover, DE 19901

(929) 465-9707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Camel Bay, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,193,695 shares
	8.	SHARED VOTING POWER 3,006,205
	9.	SOLE DISPOSITIVE POWER 4,193,695 shares
	10.	SHARED DISPOSITIVE POWER 3,006,205

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,199,900 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on 13,795,599 ordinary shares outstanding, representing 5,170,599 of the Issuer’s Class A ordinary shares and 8,625,000 of the Issuer’s Class B ordinary shares outstanding as of November 15, 2023, as stated in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission November 15, 2023.

2

1.	NAMES OF REPORTING PERSONS Graham Wood, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,193,695 shares
	8.	SHARED VOTING POWER 3,006,205
	9.	SOLE DISPOSITIVE POWER 4,193,695 shares
	10.	SHARED DISPOSITIVE POWER 3,006,205

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,199,900 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on 13,795,599 ordinary shares outstanding, representing 5,170,599 of the Issuer’s Class A ordinary shares and 8,625,000 of the Issuer’s Class B ordinary shares outstanding as of November 15, 2023, as stated in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission November 15, 2023.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Camel Bay, LLC (“Camel Bay”) and Graham Wood, LLC (“Graham Wood”), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Battery Future Acquisition Corp. (the “Issuer”).

Item 1. Security and Issuer

Security:	Class A ordinary shares

Issuer:	Battery Future Acquisition Corp.
8 The Green, Suite 15614 Dover, DE 19901

Item 2. Identity and Background

(a) The reporting persons are Camel Bay, LLC and Graham Wood, LLC.

(b) Each of Camel Bay’s and Graham Wood’s business address is 8 The Green, Suite 15614, Dover, DE 19901.

(c) Camel Bay is a private investor. Graham Wood is a private investor and the managing member of Camel Bay. Graham Wood owns 100% of Camel Bay.

(d) Neither Camel Bay nor Graham Wood has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Camel Bay nor Graham Wood has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Camel Bay and Graham Wood is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Camel Bay in the purchase reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On January 16, 2024 (the “Execution Date”), Pala Investments Limited (“Pala”) and Battery Future Sponsor LLC, the Issuer’s sponsor (“Sponsor”, and collectively with Pala, the “Sellers”), entered into and contemporaneously closed the transactions contemplated by a share purchase agreement (the “Purchase Agreement”), by and among the Issuer, the Sellers and Camel Bay, pursuant to which, among other things: (a) the Sellers transferred an aggregate of 4,193,695 shares of the Issuer’s Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”) to Camel Bay; (b) Camel Bay executed a joinder agreement (the “Joinder”) to become a party to that certain letter agreement, dated December 14, 2021 (“Letter Agreement”), and that certain Registration Rights Agreement, dated December 14, 2021 (“Registration Rights Agreement”), each originally entered into in connection with the Issuer’s initial public offering  (“IPO”), by and among the Issuer, the Sellers and certain equity holders of the Issuer; (c) the Sellers and certain other holders of Founder Shares gave to Camel Bay the irrevocable right to vote their Founder Shares on their behalf and to take certain other actions on their behalf (the “POA Agreements”); (d) the Sellers and Cantor Fitzgerald & Co. and Roth Capital Partners, LLC, the underwriters in the IPO (the “Underwriters”), entered into surrender and cancellation agreements (the “Warrant Cancellation Agreements”) whereby such parties agreed to cancel an aggregate of 16,300,000 private placement warrants of the Issuer (the “Placement Warrants”) purchased by them at the time of the IPO; and (e) certain holders of promissory notes (the “Lenders”) issued by the Issuer to such Lenders agreed to cancel their promissory notes in an aggregate principal amount of $6,433,333 (“Debt Cancellation Agreements”). In addition, each of the Underwriters entered into an agreement (the “Underwriter Agreements”) whereby such parties waived their entitlement to the payment of any fees and expenses pursuant to that certain business combination marketing agreement, dated December 14, 2021. The transactions described in this paragraph are henceforth referred to collectively as the “Transactions”.

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The Founder Shares automatically convert into Class A ordinary shares on a one-for-one basis automatically on the day of the consummation of a business combination by the Issuer (or such earlier date as the directors of the Issuer may determine, but only if such conversion is effected solely in furtherance of the consummation of a business combination and does not result in the Founder Shares being treated as “public shares” for purposes of determining redemption rights).

On the Execution Date, in connection with the execution of the Purchase Agreement, the following officers and directors of the Issuer submitted the resignation of their respective offices effective immediately: Greg Martyr as Chief Executive Officer and director, Kris Salinger as Chief Financial Officer and director, Josh Payne as Chief Operating Officer, Nick O’Loughlin as Chief Development Officer and each of Simon Hay, Jessica Fung, Erez Ichilov, Natalia Streltsova and Adrian Griffin as directors of the Issuer.

On the Execution Date, in connection with the execution of the Purchase Agreement and resignation of the above-referenced officers and directors, the holders of the Founders Shares appointed Weiyi Zheng as Chief Executive Officer and Chairman of the Board and each of Hao Tian, Zixun Jin and Shengming Shi as independent directors of the Issuer. Each of Hao Tian, Zixun Jin and Shengming Shi will serve on the audit, compensation and nominating committees. Mr. Tian will act as the “financial expert” and serve as chairman of the audit committee.

The above descriptions of the Purchase Agreement, the Joinder Agreement, the form of POA Agreements, the form of Warrant Cancellation Agreements, the form of Debt Cancellation Agreements and the Underwriter Agreements are qualified in their entirety by reference to the full text of the applicable agreement, a copy of each of which was filed by the Issuer as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 18, 2024 (and are incorporated herein by reference as Exhibits 10.2 through 10.8).

As of the date of this Schedule 13D, except as set forth in this Schedule 13D, neither Camel Bay nor Graham Wood has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Class A ordinary shares beneficially owned by each of Camel Bay and Graham Wood, respectively, on the basis of a total of 13,795,599 ordinary shares of the Issuer outstanding as of November 15, 2023, are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	7,199,900	52.2%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	4,193,695	30.4%
ii.	Shared power to vote or to direct the vote:	3,006,205	21.8%
iii.	Sole power to dispose or to direct the disposition of:	4,193,695	30.4%
iv.	Shared power to dispose or to direct the disposition of:	3,006,205	21.8%

(c) Each of Camel Bay and Graham Wood is the beneficial owner of an aggregate of 7,199,900 of the Issuer’s Class A ordinary shares, or approximately 52.2% of the Issuer’s outstanding Class A ordinary shares, consisting of the 4,193,695 Founder Shares beneficially owned by Camel Bay as described throughout this Schedule 13D and an aggregate of 3,006,205 Founder Shares that are subject to powers of attorney as described in Item 4 above. Graham Wood, LLC is the 100% owner and managing member of Camel Bay and, as such, may be deemed to beneficially own such shares.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, other than the Transactions, neither Camel Bay nor Graham Wood has effected any transactions in the Issuer’s Class A ordinary shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Joint Filing Agreement, dated as of January 19, 2024, by and between Camel Bay, LLC, and Graham Wood, LLC.

Exhibit 10.2

Share Purchase Agreement by and among Battery Future Acquisition Corp., Battery Future Sponsor LLC, Pala Investments Limited and Camel Bay, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on January 18, 2024).

Exhibit 10.3	Joinder Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on January 18, 2024).

Exhibit 10.4	Form of Power of Attorney Agreements (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on January 18, 2024).

Exhibit 10.5	Form of Warrant Cancellation Agreements (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on January 18, 2024).

Exhibit 10.6	Form of Debt Agreements (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on January 18, 2024).

Exhibit 10.7

Fee Reduction Agreement between Battery Future Acquisition Corp., Battery Future Sponsor LLC and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on January 18, 2024).

Exhibit 10.8

Letter Agreement between Battery Future Acquisition Corp., Battery Future Sponsor LLC and Roth Capital Partners, LLC (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Issuer with the SEC on January 18, 2024).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2024	CAMEL BAY, LLC

	By:	/s/ Ling Shi
Name: Ling Shi Title: Managing Member

GRAHAM WOOD, LLC

	By:	/s/ Ling Shi
Name: Ling Shi Title: Representative

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